Exhibit 99.1

Organigram Confirms Additional $2.5 Million Investment in Hyasynth Biologicals Inc. as Biosynthesis Pioneer Completes First Milestone Linked to First Sale of Commercial Product and Announces Executive Changes

Hyasynth Investment

MONCTON, New Brunswick--(BUSINESS WIRE)--October 23, 2020--As an early investor in biosynthesis, Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has funded an additional $2.5 million investment in Hyasynth Biologicals Inc. (“Hyasynth”), a private biotechnology company and pioneer in the field of cannabinoid science and biosynthesis. The announcement comes as Hyasynth makes the first sale of CBDa1 produced and extracted from yeast.

In addition to the investment, Organigram continues to have the right to purchase potentially all of Hyasynth’s cannabinoid or cannabinoid related production at, subject to the terms of its agreement with Hyasynth, a 10% discount to the wholesale market price for a period of ten years from Hyasynth’s commencement of commercial production.

Organigram initially advanced $5 million to Hyasynth in September 2018 in accordance with the terms of a Debenture Purchase Agreement (the “Agreement”) between the Company and Hyasynth. Today’s announcement represents the second of three tranches outlined in the Agreement and brings Organigram’s total investment in Hyasynth to $7.5 million. Organigram has a right to purchase a remaining $2.5 million of convertible secured debentures (the "Debentures") which would bring its total investment in Hyasynth to $10 million upon the achievement by Hyansynth of another designated milestone and compliance by Hyasynth with other specified terms and conditions.

Biosynthesis is most commonly known as the primary production methodology for insulin used in the treatment of diabetes. Unlike chemical synthesis, or agriculture methods, biosynthesis results in products and final ingredients that are pesticide-free and are based on natural ingredients. Hyasynth’s biosynthesis process uses patent-pending yeast strains and enzymes to produce pure cannabinoids (not synthetic) without relying on cannabis plants. In addition to the major cannabinoids such as CBD and THC, Hyasynth has also demonstrated and submitted patent applications on the production of minor cannabinoids for which traditional cultivation is cost prohibitive since these cannabinoids are found in only very low levels in cannabis plants. The minor cannabinoids are believed to be the next frontier of cannabis research and novel cannabis product development.

The advantages of biosynthesis compared to traditional plant cultivation are expected to be as follows:

  Feasible production of minor cannabinoids;
  Reduced operating and capital costs;
  Consistency and purity of products;
  A smaller environmental footprint; and
  Leverages the existing infrastructure and techniques already popular for food and pharmaceutical production.

“While we believe there will always be a sizeable market for dried flower and derivative based products produced at our indoor facility, it is exciting to watch Hyasynth’s progress in biosynthesis. We believe biosynthesis has the potential to redefine the cannabinoid production landscape by setting a scalable and reliable platform of supply that cannabis producers and pharmaceutical companies can leverage for success,” says Greg Engel, CEO, Organigram. “As the demand for large-scale, pure and consistent supply grows in both the pharmaceutical and consumer sectors, we are pleased to continue to support Hyasynth’s work.”

Executive Changes

The Company also announces that Julie Chamberlain, Vice President, Marketing will be leaving Organigram effective November 6, 2020 for a General Manager role in a non-competing industry. “Julie’s contributions to Organigram as a seasoned marketer and brand leader have been immeasurable and we wish her well” said Greg Engel, CEO, Organigram. On an interim basis, Eric Williams, Director of Brand, will assume many of Julie’s responsibilities within the marketing team.

Cameron Bishop, Vice President, Public Affairs and Stakeholder Relations has also left Organigram to pursue other interests as a consultant.

“Cameron’s leadership in advancing cannabis legalization and awareness, while supporting positive policy development and promoting the sector as a key economic driver of the Canadian economy, has contributed to both the growth of Organigram and the evolution of the industry overall,” said Greg Engel, CEO, Organigram. “We wish him well in his future endeavours and we look forward to opportunities to continue to work with him in his new role.” Mr. Bishop’s board position on the American Trade Association for Cannabis and Hemp is expected to be filled by another representative of the Company.

Organigram would like to thank Ms. Chamberlain and Mr. Bishop for their service.

About Hyasynth Biologicals Inc.

Hyasynth Biologicals Inc. is a Montreal, Canada based biotechnology company that produces sustainable products through fermentation. It was founded in 2014 to satisfy a growing demand for cannabinoids by the pharmaceutical and consumer markets. Hyasynth's Better Cannabinoids technology enables scalable, low cost production of THC, CBD, CBG, and rare cannabinoids not typically accessible by plant cultivation. Investors in Hyasynth include the venture capital firm SOSV and IndieBio, AngesQuebec, and the strategic investor, Organigram Holdings Inc. For more information see www.hyasynthbio.com.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include Hyasynth’s prospects and future prospects for biosynthesis, changing consumer preferences, changing market conditions and other factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

1 CBDa is the naturally occurring form of CBD, which is converted to CBD in processing.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca